CONSTRUCTION COMMENCES AT TABAKOTO MINE SITE

May 25, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce that construction is underway at the Tabakoto Mine site in southwestern Mali. The Company intends to fund the approximately US$40 million in pre-production (capital) costs from its existing US$56 million in working capital. The contractor, Metallurgical Design and Management (MDM) of South Africa, already has staff on site and equipment and materials in transit.

The Company has decided to fund the construction of the Tabakoto Mine from its own cash resources after negotiating and fully evaluating bank debt as an alternative financing option. Management is of the opinion, that in the current gold market, the cost of bank debt is prohibitive and would constrain management in the future flexibility of its operations.

HIGHLIGHTS:

  US$40 million in pre-production (capital) costs funded from existing working capital.

  The 2002 feasibility study outlined an annual production rate of 650,000 tonnes of ore at a delivered to mill grade of 5.45 grams per tonne over an initial open pit mine life of five years producing an estimated 105,000 ounces of gold annually.

  Cash operating costs are expected to be in the range of US$230 to US$250 per ounce achieving an IRR of approximately 20% at a US$400 gold price.

  Camp construction underway.

  Production start is planned for mid 2005.

  Segala reserves provide option for increasing production rate or for extending open pit mine life.

  Nevsun remains well funded for ongoing exploration and development at its properties in Eritrea.

During the first quarter, the Company reviewed the construction schedule for the project and the critical path items. Following this review it requested the contractor to pre-order the ball mill for Tabakoto and to procure the aggregate and batching plant required to start the foundations ready for shipping to site. This allowed the contractor to maintain the Company’s target schedule of being in production at Tabakoto by mid 2005 while the contractor completed the final engineering design for the procurement of the plant and associated infrastructure. The receipt of this final design has allowed the lump sum turn-key contract for the plant and associated infrastructure to be agreed at US$25.5 million.

Also during the first quarter, the Company proceeded with negotiating the critical contracts for the future Tabakoto operation including the surface mining contract, the power supply contract and the fuel supply contract.

The estimated pre-production capital costs of US$40 million includes the lump sum turn-key contract of US$25.5M covering the plant, tailings dam and infrastructure, the mining equipment mobilization and pre-strip of US$7M and owner’s costs for community related improvements, overheads, spares and reagents.

Planning to date has centered on a production start at Tabakoto with an annual mining and milling rate of 650,000 tonnes of ore at a delivered to mill grade of 5.45 g/t. The three stage crushing plant has been sized at 1,200,000 tonnes per year. The over sizing of the crushing plant has been made in order to permit future flexibility in the management of the Tabakoto production program to be able to increase future milling rates with less need to re-design the crushing plant – which is often a bottle neck in mill expansion programs. The CIL plant has been sized at a 48 hour leach capacity at the stated 650,000 tonnes per year mill throughput. Anticipated cash operating costs are expected to be in the range of US$230 to US$250 per ounce.

In addition to the 568,000 ounces of Tabakoto mineable surface reserves that have been the basis of the decision to proceed with construction of the Tabakoto Mine, Nevsun’s adjoining Segala mining license has a stated surface mining reserve of 383,000 ounces. These additional reserves are estimated based on the Segala ore being treated at approximately 870,000 tonnes per year through the Tabakoto mill at the end of life of the Tabakoto open pit. The higher treatment rate considered for the Segala ore is a result of the Segala ore being significantly softer than the Tabakoto ore.

The Company will review the positive impact of the Segala deposit during the first year of production from Tabakoto. The options that will be reviewed at that time will include maintaining sequential mining at Tabakoto and Segala, or expanding the operations to bring Segala on stream earlier by adding a second mill to the Tabakoto milling circuit.

After the commencement of production at Tabakoto, Nevsun plans to re-evaluate its already identified underground potential. Exploration access will then be enhanced from depth within the Tabakoto pit. Further exploration opportunities also exist within the Tabakoto and Segala mining license areas where past exploration programs have outlined several mineralized zones that could provide satellite feed for a Tabakoto operation. Exploration of these areas will be conducted using cash flow from the Tabakoto Mine.

The General Manager for Tabakoto, Denis Grégoire, has been in charge of the project and based in Bamako in Mali since October 2003. The financial and administration manager, Pierre Matte, has been with the Company in Bamako since January 2003, having previously spent three years in Mali with Anglogold and Randgold Resources at their Morilla Mine. Denis says: “I am excited about the opportunity to build and operate the Tabakoto Mine, a major milestone for Nevsun Resources as it makes the transition from an explorer to a production company. In addition, it will be an exciting time for the Government of Mali as Tabakoto will be one of two mines being built in the Keneiba region of western Mali. We thank the Government of Mali for its continued support to this project.”

Nevsun also continues to advance its exploration of its Bisha gold/copper/zinc VMS project in Eritrea. Management believes that the high grade Bisha property complements Nevsun’s advanced Tabakoto and Segala projects in Mali as they provide for regional project and corporate growth.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com